FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For November 25, 2002


Commission File Number 0-25816
                       -------


                          ARCHANGEL DIAMOND CORPORATION
                          -----------------------------
                 (Translation of registrant's name into English)

            Suite 205, 10920 West Alameda Avenue, Lakewood, CO 80226
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [X] Form 40- [ ]F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes  [ ]       No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




--------------------------------------------------------------------------------

The following are included in this Form 6-K:

1.   Unaudited  Interim  Financial   Statements  for  the  third  quarter  ended
     September 30, 2002

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ARCHANGEL DIAMOND CORPORATION
                                           (Registrant)

                                 By:    /s/ Gary E. Davis
                                        --------------------
                                        Gary E. Davis
                                        Corporate Secretary




Date: November 26, 2002

     Quarterly Report  FORM 51-901F (previously Form 61) and
     Schedules A, B&C

      ISSUER DETAILS

     For Quarter Ended:          September 30, 2002
     Date of Report:             November 26, 2002

     Name of Issuer:             Archangel Diamond Corporation
     Issuer's Address:           10920 West Alameda Avenue, Suite 205
                                 Lakewood, Colorado  80226

     Issuer Fax Number:          303-297-0538
     Issuer Phone Number:        303-292-1299

     Contact Person:             Gary E. Davis
     Contact Position:           Corporate Secretary and Chief Financial Officer
     Contact Phone Number:       303-292-1299
     Contact Email Address:      archangeldiamond@worldnet.att.net
     Contact Website:            www. archangeldiamond.com


     CERTIFICATE

     The three schedules, Schedules "A," "B" and "C," required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.



     Director's Name:     Timothy J. Haddon     Date Signed:   November 26, 2002

     Director's Name:     Gary E. Davis         Date Signed:   November 26, 2002

                         ARCHANGEL DIAMOND CORPORATION
                          CONSOLIDATED BALANCE SHEETS

        (Prepared by Management in United States dollars without audit)


                                                 September 30,   December 31,
                                                     2002           2001
                                                ------------------------------

                                     ASSETS


CURRENT ASSETS
     Cash                                       $    428,983    $  1,379,480
     Accounts receivable                               5,319           5,057
     Prepaid expenses                                 31,278          25,773
-----------------------------------------------------------------------------
                                                     465,580       1,410,310

Mineral properties                                         1               1

Capital assets                                        80,650          80,650
Less accumulated depreciation                        (77,486)        (76,130)
-----------------------------------------------------------------------------
                                                       3,164           4,520

                                                $    468,745    $  1,414,831
=============================================================================


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued liabilities   $    260,233    $    188,346
-----------------------------------------------------------------------------
                                                     260,233         188,346

SHAREHOLDERS' EQUITY

     Share capital                                31,046,368      31,046,368
     Deficit                                     (30,837,856)    (29,819,883)
-----------------------------------------------------------------------------
                                                     208,512       1,226,485

                                                $    468,745    $  1,414,831
=============================================================================


APPROVED BY THE BOARD

"Timothy Haddon"                          "Gary E. Davis"
-------------------------------           ----------------------------------
Director                                  Director


                                       ARCHANGEL DIAMOND CORPORATION
                             CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Prepared by Management in United States dollars without audit)

                                              For the three months              For the nine months
                                               ended September 30,               ended September 30,
                                              2002             2001             2002             2001
                                          ---------------------------------------------------------------
Interest Income                           $      1,828     $     18,163     $      9,807     $     87,903

Administration costs
  Amortization                                     452              258            1,356            1,798
  Bank charges                                     701            1,292            2,784            3,062
  Consulting                                    10,833            8,187           27,561           53,906
  Foreign exchange loss                             68          (14,022)              79           (6,953)
  Investor relations                               695           19,905            2,267           42,836
  Legal and accounting                           7,430           10,263           30,208           36,211
  Listing fees                                      25             --              1,468            1,711
  Office and administration                     21,364           31,482           69,072           99,396
  Printing and shareholder information           2,107           (1,092)          11,890           15,956
  Rent                                           4,368            7,303           15,325           24,813
  Salaries and benefits                         28,322           52,166           96,211          160,972
  Telephone                                        735            2,125            3,115            5,710
  Transfer agent                                 2,216            3,320            6,583            5,344
  Travel                                         9,045              784            9,577           40,741
----------------------------------------------------------------------------------------------------------
                                                88,361          121,971          277,496          485,503

  Property development costs                    75,353          271,477          750,284        1,382,178

---------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                       (161,886)        (375,285)      (1,017,973)      (1,779,778)

DEFICIT, BEGINNING OF PERIOD                30,675,970       30,734,163       29,819,883       29,329,670
----------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                    $ 30,837,856     $ 31,109,448     $ 30,837,856     $ 31,109,448
----------------------------------------------------------------------------------------------------------
Loss per share                            $      (0.00)    $      (0.01)    $      (0.02)    $      (0.04)
----------------------------------------------------------------------------------------------------------
Weighted average number of shares           42,234,558       42,234,558       42,234,558       42,234,558
----------------------------------------------------------------------------------------------------------





                                         ARCHANGEL DIAMOND CORPORATION
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        (Prepared by Management in United States dollars without audit)

                                                     For the three months            For the nine months
                                                      ended September 30,            ended September 30,
                                                     2002            2001            2002           2001
                                                 ------------------------------------------------------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES:
   Loss for the period                           $  (161,886)    $  (375,285)    $(1,017,973)    $(1,779,778)

   Amortization, an item not involving cash              452             258           1,356           1,798
   Changes in non-cash working capital:
     Accounts receivable                               2,168           1,995            (262)         (3,344)
     Prepaid expenses                                 17,764         (13,753)         (5,505)        (25,117)
     Accounts payable and accrued liabilities        (60,248)        291,178          71,887         436,393
--------------------------------------------------------------------------------------------------------------
                                                    (201,750)        (95,607)       (950,497)     (1,370,048)

INVESTING ACTIVITIES:
  Purchase of fixed assets                              --            (2,521)           --            (3,106)
--------------------------------------------------------------------------------------------------------------
                                                        --            (2,521)           --            (3,106)

DECREASE IN CASH                                    (201,750)        (98,128)       (950,497)     (1,373,154)

CASH, BEGINNING OF PERIOD                            630,733       2,215,717       1,379,480       3,490,743
--------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                              $   428,983     $ 2,117,589     $   428,983     $ 2,117,589
--------------------------------------------------------------------------------------------------------------

Supplementary information:
  Income taxes paid                              $      --       $      --       $      --       $      --
  Interest paid                                         --              --              --              --
  Interest received                                    1,828          18,163           9,807          87,903
--------------------------------------------------------------------------------------------------------------


                          ARCHANGEL DIAMOND CORPORATION

                      Notes to Interim Financial Statements
                      Nine Months Ended September 30, 2002

                     (Prepared by Management Without Audit)

1.   Interim Financial Statements
     The interim consolidated financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2001.

2.   Significant Accounting Policies and Change  in Accounting Policy
     These interim financial statements follow the same accounting policies and methods of application as the annual financial statements for the year ended December 31, 2001, except with regard to the new Recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock based payments, effective January 1, 2002. The new Recommendations are applied prospectively to all stock based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 (except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments of which the Corporation had none).

     Pursuant to the new Recommendations, the Corporation will account for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

     No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options will be recorded as share capital and contributed surplus. The Corporation discloses the pro forma net earning (loss) and earnings
     (loss) per share as if the fair value based accounting method had been used to account for stock-based compensation cost (see note 3). For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

3.   Stock Based Compensation
     On February 25, 2002, the Corporation received shareholder approval with respect to the November 26, 2001 granting of stock options to certain employees. The Corporation granted 2,400,000 stock options with an exercise price of Cdn.$0.11 expiring November 26, 2006. 1,600,000 of such options vest immediately, while 800,000 vest on the earlier of November 26, 2002 or on the date a change in control of the Corporation occurs.

     On May 2, 2002, the Corporation granted 550,000 stock options with an exercise price of Cdn.$0.19, expiring May 1, 2007. On May 9, 2002, the Corporation granted 150,000 stock options with an exercise price of Cdn.$0.17, expiring May 8, 2007. All of these options vest immediately.

     No compensation cost has been recognized for these stock-based compensation awards granted to employees. Had compensation expense been determined based on the fair value method of accounting for stock based compensation, the pro forma effect of options issued during the quarter ended September 30, 2002 to employees on the Corporation's net earnings (loss) and per share amounts would have been as follows:

     Loss, as reported                       $1,018,000
     Loss, pro forma                         $1,817,000
     Basic loss per share, as reported       $   0.02
     Basic loss per share, pro forma         $   0.04

     The fair value of each option grant is calculated assuming an expected life of three years, volatility of 297%, 228% and 226% for options granted on February 25, 2002, May 2, 2002 and May 9, 2002, respectively, and a dividend yield of nil. An interest rate of 4.00% was applied to the calculation.

4.   Comparative Figures

     Certain 2001 comparative figures have been reclassified to conform with the presentation adopted in 2002.


5.   Subsequent Events

     On October 9, 2002 an aggregate of 230,000 stock options were granted to certain of the Corporation's directors and consultants. The options are exercisable at $0.23 until October 10, 2007.

     On October 15, 2002 the Colorado State Court for the City and County of Denver issued an order dismissing the Corporation's action against Lukoil and AGD based solely on a Determination that it lacked personal jurisdiction over the Defendants. The Court rejected all of Defendants' other arguments. The Corporation believes that the Court's decision is erroneous for a number of reasons, including the Court's failure to consider the Corporation's fraud and other tort claims against Lukoil and AGD as a basis for personal jurisdiction.

     On October 18, 2002, the Corporation reached an agreement with its Russian legal counsel to restructure payment of certain invoices for legal services rendered. In exchange for payment of $150,000, the legal firm agreed to waive payment of the remaining outstanding balance of approximately $250,000 until such time as the Corporation is successful in raising additional funds for operations. Should the Corporation be unsuccessful in raising additional funds, legal counsel will have no recourse for collection of these deferred payments.

     On October 21, 2002, the Arbitrazh Court of Arkhangel'sk ruled that the 1994 Memorandum between the Corporation and AGD with respect to the ongoing license transfer dispute is unconcluded and invalid. The decision will be appealed and, until such time as the appeal is heard, the ruling will not come into effect.

     On October 22, 2002, the Corporation filed a motion with the Colorado State Court for the City and County of Denver seeking the Court's reconsideration of its October 15, 2002, order dismissing the Corporation's action against Lukoil and AGD.




                     SCHEDULE "B": SUPPLEMENTARY INFORMATION
                     ---------------------------------------

                         Period Ended September 30, 2002

1.   Analysis of expenses for the nine-month period ended September 30, 2002:

     a) Effective January 1, 2002, property development costs associated with the Verkhotina Area are expensed as incurred. Property development costs for the nine-month period ended September 30, 2002 were $750,300 as shown in the attached Schedule "A" as part of "Statement of Operations and Deficit."
     b) General and administrative expenses for the nine-month period ended September 30, 2002 were $277,500. A summary is attached in Schedule "A" as part of "Statement of Operations and Deficit."

2.   Related party transactions:

     There were no expenditures made to non-arm's length parties for the nine-month period ended September 30, 2002.

3. Summary of securities issued and options granted during the nine-month period ended September 30, 2002:

     a) Securities issued including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid: None

     b) Summary of options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees,") exercise price and expiry date:

   --------------------------- -------------------- --------------- ------------------------- -----------
              Name              Number of Options   Date of Grant    Exercise Price (Cdn$)    Expiry Date
                                     Granted
   --------------------------- -------------------- --------------- ------------------------- -----------
   Gordon, L. Lamont                   100,000         May 2/02                0.19           May 1/07
   --------------------------- -------------------- --------------- ------------------------- -----------
   Hartz, Clive                        100,000         May 2/02                0.19           May 1/07
   --------------------------- -------------------- --------------- ------------------------- -----------
   Wake-Walker, Richard                100,000         May 2/02                0.19           May 1/07
   --------------------------- -------------------- --------------- ------------------------- -----------
   Consultants                         200,000         May 2/02                0.19           May 1/07
   --------------------------- -------------------- --------------- ------------------------- -----------
   Employees                            50,000         May 2/02                0.19           May 1/07
   --------------------------- -------------------- --------------- ------------------------- -----------
   Hartz, Clive                        100,000         May 9/02                0.17           May 8/07
   --------------------------- -------------------- --------------- ------------------------- -----------
   Wake-Walker, Richard                 50,000         May 9/02                0.17           May 8/07
   --------------------------- -------------------- --------------- ------------------------- -----------
              Total                    700,000
   --------------------------- -------------------- --------------- ------------------------- -----------

4. Summary of securities as at the end of the nine-month period ended September 30, 2002:

     a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

         Authorized capital:    unlimited common shares, npv

     b)  Number and recorded value for shares issued and outstanding:

         Issued capital:  42,234,558 common shares, npv
         Recorded value:  $31,046,368

     c)  Description   of   options,   warrants   and   convertible   securities
         outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

              (i) Share options:

------------------------ --------------------------- --------------------------
   Number of Options       Exercise Price (Cdn$)     Expiry Date
------------------------ --------------------------- --------------------------
         395,000                    1.03             October 9, 2002
------------------------ --------------------------- --------------------------
          93,000                    0.50             October 9, 2002 (2)
------------------------ --------------------------- --------------------------
       1,000,000                    1.15             November 28, 2002 (1)(2)
------------------------ --------------------------- --------------------------
         150,000                    1.00             February 17, 2004
------------------------ --------------------------- --------------------------
         225,000                    0.50             February 17, 2004 (2)
------------------------ --------------------------- --------------------------
          75,000                    0.50             February 18, 2004 (2)
------------------------ --------------------------- --------------------------
         150,000                    1.00             April 14, 2005 (4)
------------------------ --------------------------- --------------------------
          35,000                    0.50             June 14, 2005 (2)(3)
------------------------ --------------------------- --------------------------
          50,000                    0.50             November 28, 2005 (5)
------------------------ --------------------------- --------------------------
       1,500,000                    0.11             November 25, 2006 (6)
------------------------ --------------------------- --------------------------
         900,000                    0.11             November 25, 2006 (7)
------------------------ --------------------------- --------------------------
         550,000                    0.19             May 1, 2007
------------------------ --------------------------- --------------------------
         150,000                    0.17             May 8, 2007
------------------------ --------------------------- --------------------------
       5,273,000
------------------------ --------------------------- --------------------------

     (1) Options granted to Timothy Haddon vested as to 166,667 on the date of issuance (November 28, 1997), 333,333 vested on the first anniversary date and 500,000 options (the "Restricted Options") will vest after the second anniversary of the effective transfer date of the Verkhotina License (the "Transfer Date") to Almazny Bereg or a similar legal entity. The Restricted Options will expire on November 28, 2002 unless the Transfer Date has previously occurred, in which case the Restricted Options will expire on the earlier of (i) two years and six months after the Transfer Date, and (ii) March 31, 2004.
     (2) The per share exercise price of $1.03 was re-priced to $0.50 as to 93,000 of the October 9, 1997 options granted; 1,000,000 options granted November 28, 1997 were re-priced from $1.15 to $0.50 per share; 225,000 of the February 17, 1999 options granted, 75,000 options granted February 18, 1999 and 35,000 options granted June 14, 2000 were re-priced from $1.00 to $0.50 per share during the year ended December 31, 2000. Shareholder approval was received June 21, 2001.
     (3) One-third of the options vested on the date of grant (June 14, 2000); one-third vested on the first anniversary date; and one-third will vest on the second anniversary date.
     (4) One-third of the options vested on the date of grant, one-third vested on the first anniversary date and the balance vest on the second anniversary date.
     (5) One-third of the options vested six months from the date of grant (November 28, 2000); one-third vested on the first anniversary date; and the balance vest on the second anniversary date.
     (6) 1,000,000 of the options vested on date of grant (November 26, 2001) and 500,000 vest on the earlier of November 26, 2002 or on the date a Control Change takes place.
     (7) 600,000 of the options vested on the date of grant (November 26, 2001) and 300,000 vest on the earlier of November 26, 2002 or on the date a Control Change takes place.

          (ii) Common share purchase warrants:  None

     d)   Number of shares in each class of shares  subject to escrow or pooling
          agreements:     None

5. Names of directors and officers as at the date this report is signed and filed:

         Directors
         ---------
         Timothy J. Haddon
         L. Lamont Gordon
         Clive Hartz
         Gary E. Davis
         Richard Wake-Walker

         Officers             Position Held
         --------             -------------
         Timothy J. Haddon    President and Chief Executive Officer
         Gary E. Davis        Chief Financial Officer and Corporate Secretary


                SCHEDULE "C": MANAGEMENT DISCUSSION AND ANALYSIS
                ------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     The Corporation was incorporated on July 3, 1987 under the name "Gold Parl Resources Ltd." by registration of its Memorandum and Articles under the Company Act (British Columbia). On September 3, 1993, the Corporation changed its name to "Canmet Resources Limited" and consolidated its share capital on the basis of two pre-consolidation common shares for one post-consolidation common share. On August 5, 1994, the Corporation changed its name to "Archangel Diamond Corporation," and on September 16, 1996, the Corporation was continued from British Columbia to the Yukon Territory. The Corporation and its predecessors are collectively referred to herein as the "Corporation."

     The Corporation is an international diamond exploration company. The Corporation is currently engaged in the exploration for, and development of, diamondiferous kimberlite pipes for the purpose of mining diamonds in the Russian Federation.

2.   DISCUSSION OF BUSINESS

     In December 1993, a license (the "License") for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD") (formerly Arkhangel'sk Geologia Enterprises). Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, including the Memorandum dated 25 February 1994 (the "1994 Memorandum"), AGD agreed to transfer the License to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such transfer.

     In May 1994, the partners established a Russian international open joint stock company, Almazny Bereg ("AB"), the ordinary shares of which are owned 50% by AGD, 40% by the Corporation, and 10% by IBME Ltd. AB was formed to hold the License and to coordinate the operations on the Verkhotina Area. During May 1995, new Russian legislation was introduced which, in the view of the Corporation, enabled AGD to transfer the License.

     In 1996, the Grib Pipe diamondiferous deposit was discovered by the Corporation and its Russian partners within the Verkhotina Area. As the Grib Pipe represents the key asset of the Corporation, it was the primary focus of the Corporation's work efforts in 1999 and 2000. From the inception of the project in 1993, approximately $18.4 million has been invested by the Corporation in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the License transfer dispute, and on the delineation of the Grib Pipe discovery itself.

     In April 1997 the AGD Board of Directors resolved that the transfer of the License to AB would take place upon completion by the Corporation of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first six-month period of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in March 1998 the General Director of AGD confirmed to the Corporation that the Corporation had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Corporation and transfer of the License to AB as agreed by the AGD Board did not take place.

     After having repeatedly failed in its attempts to get AGD to transfer the License to AB, in June 1998 the Corporation advised AGD that it was temporarily suspending its further funding of the Verkhotina Area effective July 1, 1998 until AGD complies with its obligations. As a result of this, the Corporation began accruing the costs for continuing exploration work as invoiced by AGD on the Verkhotina Area until such time as the License transfer dispute is resolved.

     As the parties were unable to reach an agreement concerning License transfer, in August 1998 the Corporation commenced international arbitration of the matter in Stockholm as provided for in the Verkhotina Diamond Venture Agreement (the "VDV Agreement"). The Arbitration Tribunal was constituted and unanimously accepted preliminarily jurisdiction of the dispute.

     Continued negotiations between the Corporation and AGD resulted in a new agreement being executed between the parties on July 15, 1999 (the "1999 Agreement"). Among other matters, the 1999 Agreement stipulated that AGD would, within a period not to exceed 180 days, transfer or re-register the License to a new Russian joint stock company to be established, of which the Corporation would also own a 40% interest. As part of the 1999 Agreement, the Corporation agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the License had been transferred under the terms of the 1999 Agreement.

     Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the project through completion of the feasibility study, the right to reimburse the Corporation for 50% of its past costs, and the right to appoint the General Director of AB on an alternating basis if they did so fund and reimburse. As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be borne solely by the Corporation, these new AGD requests erected new roadblocks in effecting transfer of the License.

     In January 2000, with the transfer of the License having not been completed within the allotted 180-day period, the Corporation formally filed a request with the Arbitration Tribunal in Stockholm to reinstate the arbitration proceedings. The Corporation subsequently filed its detailed Statement of Case on April 14, 2000. After several legal submissions by both parties, the Tribunal eventually established February 26, 2001 as the final date for submission to it of all pleadings.

     In March 2001, the Tribunal finally heard the Corporation's claim in regard to AGD's alleged non-performance of the VDV Agreement and its obligation to transfer the License to the Russian stock company referred to in the 1994 Memorandum. On June 28, 2001, the Tribunal ruled that it does not have jurisdiction to resolve the Corporation's dispute with AGD regarding the diamond license transfer, despite the unanimous Tribunal ruling in April 1999 that it did have jurisdiction over this dispute. The decision was split with the dissenting arbitrator commenting that the majority's decision that the present dispute was not arbitrable in Sweden was manifestly erroneous and was contrary to the overwhelming body of law, practice and legal commentary in Sweden. He also found that it improperly overruled the Tribunal's own previous Award on Jurisdiction which had been rendered in April 1999 and, therefore, directly violated the principle of the finality of arbitration awards, as contained in the Swedish and UNCITRAL [United Nations Commission of International Trade Law] rules governing the arbitration.

     In its June 2001 decision, the Tribunal found that both parties should share the cost of arbitration equally. The Corporation had solely borne the costs of arbitration and, in early August 2001, AGD reimbursed the Corporation $279,026 for its half of such costs.

     In July 2001, the Corporation filed with the Swedish District Court a Summons Application for appeal of the Stockholm Arbitration Tribunal's June 28, 2001 decision seeking to determine the majority arbitrators' competence. A preparatory conference with the Judge presiding over the matter was scheduled to be held in May 2002. Subsequently, at the May 2002 preliminary hearing, the Swedish District Court accepted the Corporation's petition. A final hearing is scheduled for December 2002.

     In August 2001, open joint stock company Lukoil, the largest oil company in Russia and one of the largest oil companies in the world, filed a claim before the Arbitration Court of the Arkhangel'sk Region in Russia (the "Russian Court"), seeking a ruling that the 1999 Agreement between Lukoil's subsidiary, AGD, and the Corporation is of no legal force or effect. The claim was filed against the Corporation, AB and Lukoil's 74.1% owned and controlled subsidiary, AGD. Lukoil filed the claim on the basis that its rights as a shareholder of AGD were infringed by reason of AGD entering into the 1999 Agreement, even though the 1999 Agreement has been unanimously approved by the Board of AGD at a meeting at which senior representatives of the Lukoil group participated. Lukoil also filed claims with the Russian Court asking it to declare invalid the arbitration clauses of the VDV Agreement and to prohibit the Corporation and AGD from participating in international commercial arbitration in Stockholm. Simultaneously, AGD filed a petition with the Russian Court asking that the 1994 Memorandum be declared invalid. All cases were scheduled to be heard by the Russian Court in March 2002.

     The Corporation subsequently received a letter in August 2001 from AGD alleging that the Corporation is in breach of the VDV Agreement and associated agreements by reason of the Corporation's failure to fund ongoing exploration since July 1998. AGD requested that the Corporation sign a document under which it would terminate the VDV Agreement and associated agreements without compensation. AGD stated in the letter that if such a termination agreement was not received within twenty days, they would take legal measures to enforce the termination of the VDV Agreement and associated agreements. In December 2001, AGD filed a claim with the Russian Court seeking a ruling that VDV Agreement be terminated as AGD alleged that the funding provisions were breached by the Corporation. The case is scheduled to be heard in August 2002.

     It is clear from the terms of this letter and from the claims brought by Lukoil and AGD before the Russian courts, that, if the Corporation does not accede to AGD's request, Lukoil and AGD will seek to expel the Corporation from the Verkhotina project. Such expulsion will mean that the Corporation will cease to have any contractual right to, or proprietary interest in, the Grib Pipe diamondiferous deposit, which was jointly discovered by the Corporation and AGD in 1996 and which has significant potential value.

     On August 7, 2001, the Russian President signed amendments to Russia's existing legislation on joint stock companies that may dramatically affect the ownership and operation of AB, the Corporation's 40 percent owned company established in 1994. Among other things, the new amendments, which become effective January 1, 2002, provide that a shareholder that has more than 50 percent of the shares has full control over the management of the joint stock company and may elect the board of directors, the director general and the chief accountant at its sole discretion. As a result of this legislation, it is possible that AGD could gain complete control of AB sometime in the future, contrary to the original charter and agreement amongst AGD, the Corporation and IBME.

     A Special General Meeting of Shareholders of the Corporation was held February 25, 2002, whereat disinterested Shareholders approved:

     (1) an amendment to and restatement of the Equity Incentive Plan (the "Amended and Restated Plan"), as approved by the Board of Directors on November 26, 2001 and by the Canadian Venture Exchange on November 30, 2001, to (i) increase the number of Common Shares reserved for issuance thereunder from 4,200,000 to 6,335,183 Common Shares, representing 15% of the issued and outstanding Common Shares (42,234,558 Common Shares as of December 31, 2001); (ii) amend references to the "Vancouver Stock Exchange" to "Canadian Venture Exchange"; and (iii) amend the definitions of "Market Price" and "Eligible Participant" to align the Amended and Restated Plan to the Canadian Venture Exchange's stock option policy; and

     (2) (a) the grant of 1,500,000 options to purchase Common Shares in the Corporation to Timothy J. Haddon, President and CEO, at an exercise price of Cdn $0.11 per share (the average trading price of the shares on the Canadian Venture Exchange for the preceding ten days was Cdn$0.148 to which the allowable Discounted Market Price of 25% was applied, equalling Cdn$0.11) having an expiry date of November 25, 2006, with 1,000,000 of such options vesting immediately and 500,000 vesting on the earlier of November 26, 2002 or on the date a Control Change takes place; and

         (b) 900,000 options to purchase Common Shares in the Corporation to Gary E. Davis, Secretary and CFO, at an exercise price of Cdn $0.11 per share (the average trading price of the shares on the Canadian Venture Exchange for the preceding ten days was Cdn$0.148 to which the allowable Discounted Market Price of 25% was applied, equalling Cdn$0.11) having an expiry date of November 25, 2006, with 600,000 of such options vesting immediately and 300,000 vesting on the earlier of November 26, 2002 or on the date a Control Change takes place.

     The options to Messrs. Haddon and Davis were approved by the Board of Directors of the Corporation on November 26, 2001 and approved by the Canadian Venture Exchange on December 3, 2001. The options were granted consideration of Messrs. Haddon and Davis agreeing to reduce their respective monthly remuneration so that the Corporation can conserve its financial resources. Effective January 1, 2002, the gross remuneration paid to each of Messrs. Haddon and Davis by the Corporation, was reduced by approximately 60% and 40%, respectively.

     During March 2002, the three different claims brought by Lukoil and AGD against the Corporation in Russia in August 2001 were heard by the Russian Court. On March 21, 2002, the Russian Court rejected the claim brought by Lukoil which sought a ruling that the arbitration clause in the VDV Agreement be declared invalid. The Judge presiding over the matter postponed until May 21, 2002, the hearings on the claim brought by Lukoil seeking to have the 1999 Agreement declared invalid and on AGD's petition that the 1994 Memorandum be declared unconcluded and invalid. At a hearing on May 21, 2002, the Judge dismissed Lukoil's claim, finding that the 1999 Agreement is valid. AGD's petition regarding the 1994 Memorandum was remanded until July 26, 2002, at which hearing original specimens of AGD's signator to the Memorandum, Dr. Grib, were presented to the Court for examination by handwriting experts. The case was subsequently again remanded until such examination is completed. A decision regarding this matter was forthcoming in late October 2002 [See 4. Subsequent Events].

     As a direct result of the actions by Lukoil and AGD, in November 2001 the Corporation filed a lawsuit in Denver District Court, State of Colorado, against Lukoil and AGD (the "Defendants") seeking to recover in excess of US$1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. In January 2002 Lukoil filed a notice with the U.S. District Court (10th Federal District) seeking to have the lawsuit moved to the Federal court and in March 2002 filed a motion to have the case dismissed. In April 2002 the U.S. District Court remanded all action, including the Defendants' motion to dismiss the case, to the Denver District Court. On June 5, 2002, the Corporation filed its memorandum with the Denver District Court in opposition to the Defendants motion to dismiss and in late June the Defendants filed their final responses. On October 15, 2002 the Denver District Court issued an order dismissing the Corporation's action against Lukoil and AGD [See 4. Subsequent Events].

     In August 2002, the TSX Venture Exchange notified the Corporation that it had been reclassified to a Tier 2 designation from a Tier 1, mainly due to the Corporation's 2001 year end write down of the capitalized deferred mineral property and exploration costs of the Verkhotina project. This write down in the carrying value of the property was necessitated as the result of a new Canadian accounting guideline which became effective for the Corporation as of December 31, 2001, combined with the disputes concerning the Verkhotina mineral property and the Company's extended delay in exploration activity.

     The foregoing not withstanding, the Corporation is continuing to explore avenues to resolve the dispute, with the assistance of senior Russian Federation and Canadian Government officials, so that investment in the Verkhotina Area may resume.

3.   DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

     The Corporation had a net loss of $1,018,000 for the nine-month period ended September 30, 2002, versus a net loss of $1,779,800 for the same period ended September 30, 2001.

     Administration costs during the nine-month period ended September 30, 2002, versus the same period ended September 30, 2001, decreased $208,000 from $485,500 in 2001 to $277,500 in 2002. Administration costs were reduced primarily due to decreased Investor relations, Office administration, Salaries and benefits, Consulting and Travel costs. Investor relation costs decreased from $42,800 during the nine months ended September 30, 2001 to $2,300 during the same period in 2002 due to the elimination of the investor relations consulting position due to the lack of shareholder activity. Office administration costs were reduced by $30,300 from the first three quarters of 2001 to the same period in 2002 primarily due to the absence of moving costs experienced in first quarter 2001, decreased insurance coverages and associated premiums, and an overall cutback in office spending in 2002. Salaries and benefit costs were $96,200 for the nine months ended September 30, 2002 versus $161,000 for the same period in 2001 due to voluntary salary cutbacks taken by the executive officers for the Corporation. Consulting costs decreased $29,700 from the nine months ended September 30, 2001 compared to the same period in 2002. The decrease is attributable to the elimination of board of director's fees for 2002. Travel costs were reduced to 9,600 during the first three quarters of 2002 from $40,700 for the first three quarters of 2001 due to the elimination of all non-essential travel in 2002. Property development costs were $750,300 for the nine months ended September 30, 2002 versus $1,382,200 for the comparable period in 2001. These costs relate primarily to the legal costs incurred for the arbitration and legal proceedings relating to the Verkhotina license dispute. The costs were higher in 2001 due to the Stockholm arbitration hearing and subsequent appeal in 2001. Interest income has decreased from $87,900 for the first nine months of 2001 to $9,800 for the same period in 2002 as a result of lower cash balances during 2002 versus 2001 and lower interest rates.

     At the Corporation's Annual General Meeting of Shareholders held June 20, 2002, the following persons were elected as directors for the ensuing year:
     Timothy J. Haddon (President and CEO), Gary E. Davis (CFO and Corporate Secretary), Clive Hartz, L. Lamont Gordon and Richard Wake-Walker. Former directors Robert Shirriff, Q.C. and Alasdair Pein did not stand for re-election.

4.   SUBSEQUENT EVENTS

     On October 9, 2002 an aggregate of 230,000 stock options were granted to certain of the Corporation's directors and consultants. The options are exercisable at $0.23 until October 10, 2007.

     On October 15, 2002 the Colorado State Court for the City and County of Denver issued an order dismissing the Corporation's action against Lukoil and AGD based solely on a Determination that it lacked personal jurisdiction over the Defendants. The Court rejected all of Defendants' other arguments. The Corporation believes that the Court's decision is erroneous for a number of reasons, including the Court's failure to consider the Corporation's fraud and other tort claims against Lukoil and AGD as a basis for personal jurisdiction.

     On October 18, 2002, the Corporation reached an agreement with its Russian legal counsel to restructure payment of certain invoices for legal services rendered. In exchange for payment of $150,000, the legal firm agreed to waive payment of the remaining outstanding balance of approximately $250,000 until such time as the Corporation is successful in raising additional funds for operations. Should the Corporation be unsuccessful in raising additional funds, legal counsel will have no recourse for collection of these deferred payments.

     On October 21, 2002, the Arbitrazh Court of Arkhangel'sk ruled that the 1994 Memorandum between the Corporation and AGD with respect to the ongoing license transfer dispute is unconcluded and invalid. The decision will be appealed and, until such time as the appeal is heard, the ruling will not come into effect.

     On October 22, 2002, the Corporation filed a motion with the Colorado State Court for the City and County of Denver seeking the Court's reconsideration of its October 15, 2002, order dismissing the Corporation's action against Lukoil and AGD.

5.   FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

     Not applicable.

6.   LIQUIDITY AND SOLVENCY

     The Corporation has working capital of $205,300 at September 30, 2002 compared to a working capital deficit of $559,400 at September 30, 2001. As of September 30, 2002, the Corporation had $429,000 in cash compared with $2,117,600 as of September 30, 2001. Based on its current rate of expenditure, including payment of $150,000 to legal counsel in October 2002 [See 4.Subsequent Events], and absent the raising of additional funds, the Corporation has sufficient funds from September 30, 2002, to continue its primary activities through the end of calendar year 2002.

     The Corporation will strive to conserve cash wherever it can while continuing to pursue, as long as monetarily possible, the claims pending in the U.S. and Russia regarding Lukoil and AGD. Inasmuch as the Corporation has to date not been successful in holding jurisdiction in the U.S. in its lawsuits against Lukoil and AGD, the Corporation has yet to be successful in raising additional funds to support general administrative expenses and to continue with the various legal proceedings. Discussions remain ongoing with several prospective investors, and the Corporation is hopeful that additional funding will be forthcoming before December 31, 2002.

     Should the Corporation be unsuccessful in obtaining such funding by December 31, 2002, it is the current intention of the Corporation to further reduce, and possibly close, the Denver office and continue only those minimum activities as required to maintain the corporate entity while continuing to explore avenues to resolve the ongoing disputes.